

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 27, 2011

<u>Via Fax & U.S. Mail</u>

Mr. Rowland W. Day
Chief Executive Officer
Websafety, Inc.
1 Hampshire Court
Newport Beach, CA 92660

  Re: **Websafety, Inc.**
    Form 10-K for the year ended December 31, 2009
    Filed April 15, 2010
    File No. 333-140378

Dear Mr. Day:

  We have completed our review of your Form 10-K noted above and do not, at this time, have any further comments.

        Sincerely,

        Linda Cvrkel
        Branch Chief